UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912—Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Candidates nominated to the Boards of Directors and Fiscal Council

Rio de Janeiro, April 06, 2018—Petróleo Brasileiro S.A.—Petrobras, under the terms of the OFÍCIO-CIRCULAR/CVM/SEP/Nº02/2018, consolidates nominations for candidates for the Board of Directors (CA) and for the Fiscal Council (CF), whose elections will take place at the Annual Shareholders’ Meeting held on April 26, 2018.

Nominations of controlling shareholder:

Name of Applicant Position to Apply	Position to compete
Luiz Nelson Guedes de Carvalho	President of CA
Pedro Pullen Parente	Member of the CA
Francisco Petros Oliveira Lima Papathanasiadis	Member of the CA
Segen Farid Estefen	Member of the CA
José Alberto de Paula Torres Lima	Member of the CA
Clarissa de Araújo Lins	Member of the CA
Ana Lucia Poças Zambelli	Member of the CA
Jerônimo Antunes	Member of the CA
Marisete Fátima Dadald Pereira	Member of the CF (holder)
Agnes Maria de Aragão da Costa	Member of the CF (alternate)
Eduardo Cesar Pasa	Member of the CF (holder)
Mauricyo José Andrade Correia	Member of the CF (alternate)
Adriano Pereira de Paula	Member of the CF (holder)
José Franco Medeiros de Morais	Member of the CF (alternate)

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Nominations of stockholders Fundo de Investimento em Ações Dinâmica Energia, Banclass Fundo de Investimento em Ações and other shareholders:

Name of Applicant Position to Apply	Position to compete
Marcelo Gasparino da Silva	Member of the CA by minority shareholders
José Pais Rangel	Member of the CA by the preferred shareholders
Reginaldo Ferreira Alexandre	Member of the CF by minority shareholders (holder)
Susana Hanna Stiphan Jabra	Member of the CF by minority shareholders (alternate)
Daniel Alves Ferreira	Member of the CF by the preferred shareholders (holder)
Rodrigo de Mesquita Pereira	Member of the CF by the preferred shareholders (alternate)

Nominations of stockholders Leblon Acoes Master FIA, Leblon Icatu Previdencia FIM and Ataulfo LLC:

Name of Applicant Position to Apply	Position to compete
Marcelo Mesquita de Siqueira Filho	Member of the CA by minority shareholders
Sônia Júlia Sulzbeck Villalobos	Member of the CA by the preferred shareholders

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 06, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer